

March 30, 2009

Mr. Richard M. Whiting
Chief Executive and Director
Patriot Coal Corporation
c/o Joseph W. Bean
12312 Olive Boulevard, Suite 400
St. Louis, Missouri 63141

> **Re:** **Patriot Coal Corporation**
> **Registration Statement on Form S-3**
> **File No. 333-157645**
> **Filed March 3, 2009**

Dear Mr. Whiting:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You incorporate by reference your Annual Report on Form 10-K for the year ended December 31, 2008. However, Part III of your Form 10-K incorporates by reference your proxy statement which, as of the date of this letter, has not been filed. Please file your definitive proxy statement with the Form 10-K Part III disclosure before your registration statement is declared effective, or include the Form 10-K Part III information in your Form 10-K. See Securities Act Forms CD&I 123.01. See also Securities Act Rule 411, in particular Rule 411(d).

2. Similarly, the generic reference to "risks described in the documents incorporated by reference" at page 5 does not meet the standards for incorporation by reference set forth in Rule 411. Please revise accordingly, specifying precisely which portions of which documents you intend to incorporate by reference.

Description of Warrants, page 14

Description of Purchase Contracts, page 14

Description of Units, page 15

3. We note that warrants, purchase contracts, and units may be composed of third-party securities. It appears that such an issuance would involve the offer and sale of a separate security that is not being registered. Please explain how the distribution of those third-party securities will be effected in compliance with the registration requirements of the Securities Act.

4. You intend to register an offering that may consist of purchase contracts and units, the specific terms of which are intended to be described in a prospectus supplement. Where the offered securities involve the issuance of a novel or complex security, we may have comments on the disclosure in the prospectus supplement. In addition, the issuance of any novel or complex securities may represent a fundamental change to the information contained in the registration statement and/or a material change to the plan of distribution such that a post-effective amendment would be required.

5. To the extent that you prefer to receive any potential staff comments prior to the time that you file a definitive prospectus supplement, you may submit the disclosure relating to the purchase contracts or units in preliminary form prior to filing in definitive form. In that case, ensure that you submit the proposed supplement sufficiently far in advance of the intended offering date to allow for staff review.

Exhibit 5.1

6. Please note that each time you do a takedown of any of these securities, you must file a "clean" opinion of counsel as an exhibit for any securities you are taking down. Please confirm that you will file the appropriate clean opinions.

7. Obtain and file a new opinion that makes clear that it covers each component of each security that is being offered, including any "baskets" of securities or third-party securities that are being potentially offered or sold.

8. Ensure that the opinion extends to the laws of the states whose laws will govern the senior debt indenture.

9. We note that in connection with the issuance of units, you may issue one or more equity securities. Please obtain a revised opinion which states that the equity shares to be issued as part of the units will be legally issued, fully paid, and non-assessable.

10. In the revised legality opinion that you file, ensure that counsel eliminates the suggestion that the opinion is "rendered solely to you." Also ensure that the opinion does not suggest that it may not be relied upon or furnished to others, and instead makes clear that it may be relied upon by and furnished to others in connection with the proposed offering(s).

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265, Timothy Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Sarah Bashar
(212) 450-3131